SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  September, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

News Release on the bulk sampling results at the PM Deposit, McCreedy West Mine dated September 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 24, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

Bulk Sampling from PM Deposit's Exploration Ramp Yields Positive Results

TORONTO, ONTARIO - September 23, 2004 - FNX Mining Company Inc. (FNX-TSX/AMEX) and Dynatec Corporation (DY-TSX) announce that the assay results from the bulk sample material extracted from the PM Deposit at the Sudbury Joint Venture's ("SJV") McCreedy West Mine are positive.

The assays results from 4,063 tons extracted from the first planned bulk sample test area off the PM exploration ramp graded 6.8 grams per tonne (0.2 ounces per ton) platinum + palladium + gold (g/T Pt+Pd+Au), 1.4% copper (Cu) and 0.4% nickel (Ni). An additional 1,000 tons of material from this area will be extracted to complete this bulk sample and processed through the SJV's sample tower. All of the material from this planned initial bulk sample test area will be batch tested for metallurgical purposes.

This initial planned bulk sample was extracted from the first cross cut off the exploration ramp and is the first of four planned bulk sample test areas to be extracted from the PM Deposit. The three additional planned bulk samples will be collected from cross cuts established further down the exploration ramp.

An additional 3,933 tons extracted from the western edge of the PM Deposit and within the exploration ramp graded 0.8% Cu, 0.2% Ni and 2.8g/T Pt-Pd-Au. This area was not one of the planned bulk sample test areas but was extracted, processed through the sample tower and assayed to provide material for preliminary metallurgical testing and to determine if the deposit contained any deleterious material. The results of the metallurgical tests are pending.

The PM exploration ramp is designed to cut across the strike of the PM Deposit into selected mineralized areas identified by previous drilling. A total of four 4-5,000 ton bulk samples will be collected and processed using the SJV sample tower.

A systematic sampling program is also being conducted in the ramp and bulk sample test areas to develop sampling protocols and grade control systems for future mining operations. This extensive sampling program includes assaying of underground development drill cuttings, muck samples from each blasted round, drill core from underground definition drilling and correlated against visual estimates of sulphide content. Results from these sampling tests along with surface and underground drilling data will be compared against and reconciled with the assays from the bulk samples in order to further improve sampling protocols and grade control systems. In addition, the bulk sampling and geological mapping will provide key data to be used to determine the distribution and continuity of the PM Deposit mineralization and in selecting the optimum mining method (bulk or selective stoping) for the PM Deposit.

In a separate program, the SJV has initiated preliminary metallurgical testing of PM Deposit mineralization. Two PM Deposit composite drill core samples were submitted to SGS Lakefield Research Limited for grinding and flotation test work and for mineralogical analyses. The preliminary results are favourable and indicate metal recoveries that are similar to or better than normal for Sudbury Basin Cu-Pt-Pd-Au footwall-type deposits. The mineral associations are characteristic of footwall Cu-vein systems in the Sudbury North Range and no significant deleterious material has been detected.

The PM Deposit is a large Sudbury Basin Cu-Ni-Pt-Pd-Au footwall-type deposit extending from the 900 Level to the 2200 Level in the McCreedy West Mine. It is approximately 1,500 ft. long by 1,000 ft. wide and varies from tens of ft. to over 150 ft. in true thickness. The PM Deposit is open in several directions including down-dip, to the east and west and up-dip into the 950 Deposit. The PM mineralization consists of Pt-Pd-Au enriched massive to stringer to disseminated sulphides dominated by chalcopyrite with lesser amounts of pyrrhotite, pyrite and millerite.

Sampling Methodology

The material from the bulk sample areas is trucked to surface, crushed and processed through the SJV sample tower system in the same manner as the production ore produced at the mine. The sample material is processed through a primary jaw crusher to minus 6" size, and then through a secondary cone crusher which reduces it to minus 1". The crushed material is then processed through a four-stage sample tower system. Approximately 100 lbs of crushed rock from each 100 tons of sample material are collected in two 45 gallon barrels. One barrel is shipped to the SGS sample preparation facility at Garson, Ontario and one barrel remains on site until final assays have been received.

SGS weighs the barrels and dries the sample material. The entire contents of the barrel are crushed to 90% minus 10 mesh using a Rhino crusher, blended in a drum tumbler and a primary 2% split is taken using a Rock Lab rotary splitter. Twelve splits are taken to reduce the sample to approximately 20 lbs. Secondary random riffling produces sufficient sample material (approximately 2.2 lbs) for pulverizing to 95% minus 150 mesh. This minus 150 mesh material is split into four 250 g samples, bagged and sealed. One of the four 250 g samples is sent to SGS Lakefield laboratories in Lakefield, Ontario for analysis. The sample preparation and analytical procedures at Lakefield are described in FNX's Annual Information Form dated March 23, 2004 and filed on SEDAR.

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec Corporation. The SJV properties (McCreedy West, Levack, Victoria, Podolsky (formerly Norman) and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated March 23, 2004.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results, including the bulk sampling program. Please see the July 16, 2003 press release for a description of sample preparation and assay procedures for the SJV. Dynatec is the mine operator for the Sudbury Joint Venture.  Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec's Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,